Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Introduction

In February 2026, the Group reached an agreement and transferred its total equity interests in its subsidiary, ICONIQ Holding Limited (“ICONIQ Holding”) to a third-party entity for a total consideration of US$1 (the “Disposition”). Upon the completion of the Disposition expected by the end of February (the “Disposal Date”), the Group no longer has any equity interest in ICONIQ Holding. Therefore, the Group was no longer able to operate and exert control over the subsidiary since the Disposal Date. The Disposition represented a strategic shift that had a significant effect on the Group’s operations and financial results and was to be accounted for as a discontinued operation.

Basis of Presentation

The following unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of SEC Regulation S-X, as amended by the final rule, Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. Release No. 33-10786 replaced the previous pro forma adjustment criteria with simplified requirements to depict the accounting for the Transactions (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Management has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated financial statements. The adjustments presented in the unaudited pro forma condensed consolidated financial statements have been identified and presented to provide relevant information necessary for an understanding of the pro forma results of operation reflecting the Disposition.

The unaudited proforma condensed combined balance sheet as of June 30, 2025, together with the unaudited condensed combined statements of operations for the year ended December 31, 2024 and for the six months ended June 30, 2025 presented herein gives effect to the Disposition as if the transaction had occurred at the beginning of such periods and includes certain adjustments that are directly attributable to the transaction which are expected to have a continuing impact on the Group, and are factually supportable, as summarized in the accompanying notes and assumptions.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The unaudited pro forma condensed consolidated financial statements are not intended to represent and do not purport to be indicative of what the consolidated financial results of the Group would have been had the Disposition been completed on the applicable dates. In addition, the pro forma statement of operation and comprehensive income does not purport to project the future results of operations of the Group. In the opinion of management, all necessary adjustments to the unaudited pro forma condensed consolidated financial statements have been made.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars in thousands, except for share and per share data, or otherwise note)

	As of June 30, 2025
	Robo.ai Inc.	Less: Disposition	Pro Forma Adjustments		Pro Forma Combination
	US$	US$	US$		US$
ASSETS
Current assets:
Cash and cash equivalents	147	(75)	(22	)(1)&(3)	50
Restricted cash	1,161	(1,161)	-		-
Advance to suppliers, net	1	(1)	-		-
Inventories, net	982	(552)	-		430
Prepaid expenses and other current assets, net	28,628	(27,458)	15,380	(2)	16,550
Total current assets	30,919	(29,247)	15,358		17,030

Non-current assets:
Property and equipment, net	1,959	(772)	-		1,187
Intangible assets, net	17	(17)	-		-
Operating lease right-of-use asset	2,046	(2,046)	-		-
Total non-current assets	4,022	(2,835)	-		1,187
TOTAL ASSETS	34,941	(32,082)	15,358		18,217

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	25,348	(9,214)	-		16,134
Advance from customers	85	(84)	-		1
Loans from a third party	14,582	(14,582)	-		-
Warrant liabilities	97	-	-		97
Amounts due to related parties	5,489	(4,895)	-		594
Accrued expenses and other current liabilities	56,178	(60,481)	15,380	(2)	11,077
Lease liabilities, current	1,084	(1,084)	-		-
Total current liabilities	102,863	(90,340)	15,380		27,903

Non-current liabilities:
Lease liabilities, non-current	1,293	(1,293)	-		-
Total non-current liabilities	1,293	(1,293)	-		-
TOTAL LIABILITIES	104,156	(91,633)	15,380		27,903

Shareholders’ deficit:
Class A Ordinary shares (par value of US$0.0001 per share; 100,000,000 and 100,000,000 Class A Ordinary Shares authorized, as of June 30, 2025 and December 31, 2024, respectively; 36,350,011 and 36,350,011 Class A Ordinary Shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	4	-	-		4
Class B Ordinary Shares (par value of US$0.0001 per share; 400,000,000 and 400,000,000 Class B Ordinary Shares authorized, as of June 30, 2025 and December 31, 2024, respectively; 255,849,682 and 255,849,682 Class B Ordinary Shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	26	-	-		26
Additional paid-in capital	678,528	(661,781)	661,781	(1)	678,528
Accumulated deficit	(739,285)	712,947	(657,559	)(1)&(3)	(683,897)
Accumulated other comprehensive loss	(4,347)	4,244	(4,244	)(1)	(4,347)
Total Robo.ai Inc.’s shareholders’ deficit	(65,074)	55,410	(22)		(9,686)
Non-controlling interests	(4,141)	4,141	-	(1)	-
TOTAL SHAREHOLDERS’ DEFICIT	(69,215)	59,551	(22)		(9,686)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	34,941	(32,082)	15,358		18,217

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise note)

	For the six months ended June 30, 2025
	Robo.ai Inc.	Less: Disposition	Pro Forma Adjustments	Pro Forma Combination
	US$	US$	US$	US$

Net revenues	864	(292)	-	572
Cost of revenues	(1,549)	613	-	(936)
Gross loss	(685)	321	-	(364)

Operating expenses:
General and administrative expenses	(5,324)	2,890	-	(2,434)
Selling expenses	(315)	-	-	(315)
Research and development expenses	(34)	34	-	-
Total Operating expenses	(5,673)	2,924	-	(2,749)
Operating loss	(6,358)	3,245	-	(3,113)

Other income, net
Other income net	6,603	(5,819)	-	784
Interest (expenses)/income, net	(2,551)	2,570	-	19
Changes in fair value of derivative warrant liabilities	(45)	-	-	(45)
Total other income, net	4,007	(3,249)	-	758

Loss before income tax provision	(2,351)	(4)	-	(2,355)
Income tax provision	-	-	-	-
Net loss	(2,351)	(4)	-	(2,355)
Less: net loss attributable to non-controlling interests	(115)	115	-	-
Net loss attributable to ordinary shareholders of the Company	(2,236)	(119)	-	(2,355)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(297)	297		-
Total comprehensive loss	(2,648)	293	-	(2,355)

Loss per share attributable to shareholders
Basic and diluted	-			-
Weighted average shares used in calculating net loss per share
Basic and diluted	292,199,693			292,199,693

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATION AND COMPREHENSIVE LOSS

(In U.S. dollars in thousands, except for share and per share data, or otherwise note)

	For the year ended December 31, 2024
	Robo.ai Inc.	Less: Disposition	Pro Forma Adjustments	Pro Forma Combination
	US$	US$	US$	US$

Net revenues	11,995	(2,246)	-	9,749
Cost of revenues	(9,327)	3,257	-	(6,070)
Gross profit	2,668	1,011	-	3,679

Operating expenses:
General and administrative expenses	(90,956)	88,020	-	(2,936)
Selling expenses	(2,609)	1,089	-	(1,520)
Research and development expenses	(4,479)	4,479	-	-
Total Operating expenses	(98,044)	93,588	-	(4,456)
Operating loss	(95,376)	94,599	-	(777)

Other (loss)/income, net
Other (expenses)/income, net	(22,840)	22,848	-	8
Interest (expenses)/income, net	(2,691)	2,840	-	149
Financial expenses	(36,137)	36,137	-	-
Loss of impairment on investments	(15,918)	15,918	-	-
Changes in fair value of derivative warrant liabilities	236	-	-	236
Total other (loss)/income, net	(77,350)	77,743	-	393

Loss before income tax provision	(172,726)	172,342	-	(384)
Income tax provision	-	-	-	-
Net loss	(172,726)	172,342	-	(384)
Less: net loss attributable to non-controlling interests	(191)	191	-	-
Net loss attributable to ordinary shareholders of the Company	(172,535)	172,151	-	(384)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	225	(225)		-
Total comprehensive loss	(172,501)	172,117	-	(384)

Loss per share attributable to shareholders
Basic and diluted	(0.0006)			-
Weighted average shares used in calculating net loss per share
Basic and diluted	292,199,693			292,199,693

PRO FORMA ADJUSTMENTS

The historical consolidated financial statements have been adjusted in the pro forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Disposition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the disposal results of Disposition. The Pro Forma does not reflect the non-recurring cost of any integration activities or benefits from the Disposition including potential synergies that may be generated in future periods.

The unaudited pro forma condensed consolidated financial statements reflect the following transaction accounting adjustments related to the Disposition:

(1)	Reflects disposal gain of US$59.6 million with cash consideration to be received net of US$1 as if the disposal had occurred on June 30, 2025, which is subject to ICONIQ Holding’s net assets as of June 30, 2025. Actual gain upon disposal may differ from the pro forma presentation due to changes in net assets between June 30, 2025 and the actual disposal date.

(2)	The reversal of intercompany eliminations between the Group and the Disposed Subsidiaries, primarily relating to management and professional service fees that were paid by the Disposed Subsidiaries on behalf of the Group.

(3)	Transaction costs directly attributable to the disposition, primarily consisting of legal and administrative fees, amounted to approximately US$22,000. Such costs are non-recurring in nature and, accordingly, have not been reflected in the unaudited pro forma condensed statements of operations.

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